SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: Ryanair Holdings plc
2. Reason for the notification (please tick the appropriate box or boxes):
[X] An acquisition or disposal of voting rights
[] An acquisition or disposal of financial instruments
[] An event changing the breakdown of voting rights
[] Other (please specify)ii

3. Details of person subject to the notification obligationiv :
Name: Bank of America Corporation		City and country of registered office (if applicable): Wilmington, DE, United States
4. Full name of shareholder(s) (if different from 3.)v:
5. Date on which the threshold was crossed or reachedvi: 28/03/2025
6. Date on which issuer notified: 31/03/2025
7. Threshold(s) that is/are crossed or reached: 3%
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	0.743%	2.116%	2.859%	1,066,718,778
Position of previous notification (if applicable)	0.960%	2.141%	3.101%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)		Number of voting rightsix		% of voting rights
		Direct	Indirect	Direct	Indirect
IE00BYTBXV33		n/a	638,846	n/a	0.060%
US7835132033		n/a	7,284,429	n/a	0.683%
SUBTOTAL A		n/a	7,923,275	n/a	0.743%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi		Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Right to Recall IE00BYTBXV33	n/a	n/a		155,094	0.015%
Right to Recall US7835132033	n/a	n/a		287,940	0.027%
Physical Option	07/01/2026	n/a		516	0.000%
Physical Option	25/02/2026	n/a		1,392	0.000%
Physical Option	10/03/2026	n/a		1,660	0.000%
Physical Option	17/01/2029	n/a		1,336	0.000%
Physical Swap	14/04/2025	n/a		2,356,513	0.221%
Physical Swap	09/04/2025	n/a		700,000	0.066%
		SUBTOTAL B.1		3,504,451	0.329%

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Swaps	06/05/2025	n/a	Cash	331	0.000%
Swaps	19/05/2025	n/a	Cash	581,367	0.055%
Swaps	30/05/2025	n/a	Cash	1,565	0.000%
Swaps	18/06/2025	n/a	Cash	1,500,000	0.141%
Swaps	07/07/2025	n/a	Cash	9,727,626	0.912%
Swaps	29/08/2025	n/a	Cash	10,051	0.001%
Swaps	17/11/2025	n/a	Cash	889,668	0.083%
Swaps	28/11/2025	n/a	Cash	4,698	0.000%
Swaps	01/12/2025	n/a	Cash	1,363,808	0.128%
Swaps	22/12/2025	n/a	Cash	288,694	0.027%
Swaps	27/02/2026	n/a	Cash	3,000,000	0.281%
Swaps	20/03/2026	n/a	Cash	1,622	0.000%
Swaps	30/03/2026	n/a	Cash	803,222	0.075%
Swaps	31/03/2026	n/a	Cash	9,111	0.001%
Swaps	30/04/2026	n/a	Cash	13,682	0.001%
Swaps	30/06/2026	n/a	Cash	1,616	0.000%
Swaps	31/07/2026	n/a	Cash	403,008	0.038%
Swaps	30/11/2026	n/a	Cash	37,748	0.004%
Swaps	26/02/2027	n/a	Cash	26,468	0.002%
Swaps	29/07/2027	n/a	Cash	11,923	0.001%
Swaps	15/02/2028	n/a	Cash	398,772	0.037%
			SUBTOTAL B.2	19,074,980	1.787%

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[X] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Bank of America Corporation
NB Holdings Corporation
BAC North America Holding Company
Bank of America, National Association

Bank of America Corporation
NB Holdings Corporation
BofA Securities, Inc.

Bank of America Corporation
NB Holdings Corporation
BAC North America Holding Company
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Managed Account Advisors LLC

Bank of America Corporation
NB Holdings Corporation
Merrill Lynch International, LLC
Merrill Lynch B.V.

Bank of America Corporation
NB Holdings Corporation
BofAML Jersey Holdings Limited
BofAML EMEA Holdings 2 Limited
Merrill Lynch International

Bank of America Corporation
NB Holdings Corporation
BAC North America Holding Company
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Bank of America Corporation
NB Holdings Corporation
BAC North America Holding Company
Bank of America, National Association
U.S. Trust Company of Delaware

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

12. Additional information xvi:

Done at London, United Kingdom on 31st March 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 1 April, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary